UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): March 16, 2009

First Midwest Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-10967**	**36-3161078**
(State or other jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

One Pierce Place, Suite 1500, Itasca, Illinois, 60143
(Address of principal executive offices) (Zip Code)

(630) 875-7450
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

        Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4 (c))

Item 7.01 Regulation FD Disclosure.

First Midwest Bancorp, Inc. (the "Company"), the holding company of First Midwest Bank ("First Midwest" or the "Bank"), today announced that the Company's Board of Directors has declared a quarterly common stock dividend of $0.01 per share, payable April 14, 2009 to shareholders of record on March 27, 2009. The Company's press release for this announcement is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Financial Statements and Exhibits.

      The following Exhibit is furnished as part of this Current Report on Form 8-K.

      99.1   Press Release of the Company dated March 16, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

First Midwest Bancorp, Inc.

(Registrant)

Date: March 16, 2009

/s/ Cynthia A. Lance

Cynthia A. Lance
Executive Vice President and
Corporate Secretary

Exhibit 99



First Midwest Bancorp, Inc.

News Release

First Midwest Bancorp
One Pierce Place, Suite 1500
Itasca, Illinois 60143-9768
(630) 875-7450

FOR IMMEDIATE RELEASE

CONTACT: **Paul F. Clemens**

Chief Financial Officer

(630) 875-7347

TRADED: **NASDAQ Global Select Market**

SYMBOL: **FMBI**

www.firstmidwest.com

First Midwest Bancorp, Inc. Declares Quarterly Dividend of $0.01 Per Share

Retaining $42 Million in Additional Capital Per Year

ITASCA, IL, MARCH 16, 2009 – First Midwest Bancorp, Inc. (the "Company" or "First Midwest") **(NASDAQ NGS: FMBI)** today announced that the Board of Directors has declared a quarterly common stock dividend of $0.01 per share, payable April 14, 2009 to shareholders of record on March 27, 2009.

"This was a very difficult decision, arrived at only after exhaustive consideration of competing capital alternatives," said Michael L. Scudder, President & Chief Executive Officer. "In the final assessment, building capital is clearly the right decision as we confront today's increasingly adverse credit cycle and a weakening national economy. The strength of our core earnings allows us to organically generate meaningful capital. Through this action, we will lever this strength and retain approximately $42 million in tangible common equity annually. Consistent with our dividend history, we would look to return to a more normalized dividend level as circumstances permit."

As of December 31, 2008, the Company's Tier 1 regulatory capital level was $766 million, representing 11.60% of risk weighted assets as compared to the 6.00% minimum regulatory requirement to be considered "well capitalized." Concurrently, tangible common equity was $431 million, 5.23% of tangible assets and 6.53% of risk-weighted assets.

"Today's dividend action is part of a larger commitment to grow the tangible common equity component of total capital," Scudder further commented. "This component is being given increased attention and afforded greater weight in today's market place as a measure of financial strength. At the same time, this action also provides additional capital flexibility as the Company evaluates its capital alternatives, including the possible redemption of the U.S. Treasury's preferred stock investment."

First Midwest is the premier relationship-based banking franchise in the growing Chicagoland banking market. As one of the Chicago metropolitan area's largest independent bank holding companies, First Midwest provides the full range of both business and retail banking and trust and investment management services through some 100 offices located in 62 communities, primarily in metropolitan Chicago. First Midwest was recently recognized by the Alfred P. Sloan Awards for Business Excellence in Workforce Flexibility in the greater Chicago Area.

# # #